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SE[illegible] S [illegible] COMMISSION
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03002630

SEC MAIL RECEIVED
JAN 30 2003
WASH. D.C. 156 SECTION

SEC FILE NUMBER
8-52935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Strategic Structuring & Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York	New York	10179
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael J. Abatemarco — (212) 272-2000
(Area Code - Telephone Number.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

STRATEGIC STRUCTURING & SOLUTIONS LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):** **Page**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, Eli Wachtel and Michael J. Abatemarco, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Strategic Structuring & Solutions LLC for the year ended November 30, 2002, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

January 15, 2003

Signature Date

President

Title

January 15, 2003

Signature Date

Chief Financial Officer

Title

Notary Public

CESAR M. MORALES
Notary Public, State of New York
No. 41-4953189
Qualified in Queens County
Commission Expires Oct. 30, ~~199~~.. 2005

STRATEGIC STRUCTURING & SOLUTIONS LLC
(SEC I.D. No. 8-52935)

Financial Statements
and Supplemental Schedules
and Independent Auditors' Report
and Supplemental Report on Internal Control
November 30, 2002

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Strategic Structuring & Solutions LLC:

We have audited the accompanying statement of financial condition of Strategic Structuring & Solutions LLC (the "Company") as of November 30, 2002, and the related statements of income, cash flows and changes in member's capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at November 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

January 15, 2003

STRATEGIC STRUCTURING & SOLUTIONS LLC

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2002

ASSETS

Investment in money market fund	$ 2,115,181
TOTAL ASSETS	$ 2,115,181

LIABILITIES AND MEMBER'S CAPITAL

Payable to Ultimate Parent	$ 97,776
Total liabilities	97,776
Paid-in capital	2,000,000
Retained earnings	17,405
Total member's capital	2,017,405
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 2,115,181

See accompanying notes.

STRATEGIC STRUCTURING & SOLUTIONS LLC

STATEMENT OF INCOME
YEAR ENDED NOVEMBER 30, 2002

REVENUES	
Dividends	$ 38,055
Total revenues	38,055
EXPENSES	
Professional fees	3,632
Interest	1,648
Other expenses	75
Total expenses	5,355
INCOME BEFORE PROVISION FOR INCOME TAXES	32,700
PROVISION FOR INCOME TAXES	13,977
NET INCOME	$ 18,723

See accompanying notes.

STRATEGIC STRUCTURING & SOLUTIONS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 18,723
Adjustments to reconcile net income to net cash flows from operating activities:	
(Increase) in operating asset:	
Investment in money market fund	(38,055)
Increase (decrease) in operating liabilities:	
Payable to Ultimate Parent	20,701
Other liabilities	(1,369)
Net cash flows from operating activities	-
CASH AT BEGINNING AND END OF YEAR	$ -

See accompanying notes.

STRATEGIC STRUCTURING & SOLUTIONS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED NOVEMBER 30, 2002

	Paid-in Capital	(Accumulated Deficit) / Retained Earnings	Total Member's Capital
MEMBER'S CAPITAL - NOVEMBER 30, 2001	$ 2,000,000	$ (1,318)	$ 1,998,682
Net income	-	18,723	18,723
MEMBER'S CAPITAL - NOVEMBER 30, 2002	$ 2,000,000	$ 17,405	$ 2,017,405

See accompanying notes.

STRATEGIC STRUCTURING & SOLUTIONS LLC

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2002

1. ORGANIZATION

Strategic Structuring & Solutions LLC (the "Company") is a Delaware Limited Liability Company and a wholly owned subsidiary of Bear, Stearns & Co. Inc. (the "Parent"). Its ultimate parent is The Bear Stearns Companies Inc. (the "Ultimate Parent"). For purposes of this report, an "affiliate" is defined as the Ultimate Parent or a direct or indirect subsidiary of the Ultimate Parent. The Company was formed on June 26, 2000 and is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

The Company was formed primarily to engage in proprietary index arbitrage trading involving over-the-counter indices and proprietary arbitrage trading involving National Association of Securities Dealers Automated Quotations securities. Additionally, the Company may also trade in listed domestic and foreign equity securities, listed options and futures and various foreign currencies traded in the spot and forward markets. At November 30, 2002, the Company has not commenced trading.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

3. INCOME TAXES

Pursuant to a tax sharing agreement with the Ultimate Parent, the Company recorded a provision for Federal income tax based on the Federal statutory rate applied to net income after provision for state tax, calculated at the state statutory rate. There are no deferred assets/liabilities as all taxes are deemed to be current and are added to the intercompany payable to the Ultimate Parent.

The Company's effective tax rate varies from the statutory Federal income tax rate due to the effect of state and local income taxes.

4. RELATED PARTY ACTIVITIES

Clearance Services - Bear, Stearns Securities Corp. (the "Clearing Broker"), an affiliate of the Company, serves as a clearing broker and custodian for the Company's money market investment which is invested in a fund sponsored and managed by affiliates.

Interest - All of the Company's payable and receivable balances with the Parent are settled with the Ultimate Parent. For the year ended November 30, 2002, the Company was charged interest on such balances in the amount of $1,648. Interest rates on such balances are generally based on the federal funds rate.

Operating Expenses - The Company is provided with all personnel, facilities and other services by the Parent, which in turn allocates related costs of such to the Company.

Additionally, the Ultimate Parent and an affiliate are party to a lease arrangement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Ultimate Parent's worldwide headquarters. The Company has an agreement, for which no costs are assigned, permitting occupancy of 383 Madison.

5. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the National Association of Securities Dealers, Inc. ("NASD") and, accordingly, is subject to the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934 and the capital rules of the NASD. The Company has elected to use the basic method permitted by the Net Capital Rule, which requires that the Company maintain net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At November 30, 2002, the Company's net capital of $1,975,101 exceeded the minimum regulatory net capital requirement of $100,000 by $1,875,101. The Company had a ratio of aggregate indebtedness to net capital at November 30, 2002 of .05 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, for the Clearing Broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

* * * * * *

STRATEGIC STRUCTURING & SOLUTIONS LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 NOVEMBER 30, 2002

NET CAPITAL - Member's capital	$2,017,405
DEDUCTIONS - Haircuts on investment in money market fund	42,304
NET CAPITAL	1,975,101
MINIMUM NET CAPITAL REQUIREMENT (greater of $100,000 or 6-2/3% of aggregate indebtedness)	100,000
EXCESS NET CAPITAL	$1,875,101
AGGREGATE INDEBTEDNESS	$ 97,776
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.05 to 1

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2002.

STRATEGIC STRUCTURING & SOLUTIONS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 NOVEMBER 30, 2002

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

January 15, 2003

Strategic Structuring & Solutions LLC
383 Madison Avenue
New York, New York 10179

In planning and performing our audit of the financial statements of Strategic Structuring & Solutions LLC (the "Company") for the year ended November 30, 2002 (on which we issued our report dated January 15, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP